Oscar Brito
President
Metrospaces, Inc.
888 Brickell Key Dr., Unit 1102
Miami, FL 33131
Phone: (305) 600-0407

VIA ELECTRONIC EDGAR FILING

May 13, 2013

Jeffrey P. Riedler, Esq.
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Metrospaces, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-186559

Dear Mr. Riedler:

I have electronically filed on behalf of Metrospaces, Inc. (the “Registrant”) Amendment No. 2 to the referenced Registration Statement on Form S-1. This amendment indicates the changes made from the prior filing. Below are responses to your comments set forth in your letter dated March 8, 2013, addressed to me, which are numbered in the same manner as your comments.

We have also repaginated the Registration Statement and corrected a number of typographical and other errors.

In the hope that the amendments are fully responsive to the Staff's comments, we are also requesting acceleration of the effectiveness of the Registration Statement.

Prospectus Cover Page

1.     We note your response to our prior comment 6. Please expand your disclosure to identify the market on which trading must be established prior to subsequent sales of your common stock at prevailing market prices.

Response: We have revised to indicate that the relevant market is OTCQB. Based upon our understanding that the Commission permits at-market offerings on this market and the advice of OTC Markets, Inc. that the common stock will immediately and automatically be moved from the OTC Pink tier to OTCQB when the Registration Statement becomes effective, we have revised throughout to remove indications that the selling stockholders will offer their shares at a fixed price.

“Interests in two of our subsidiaries have been pledged to secure certain indebtedness and the Company may be unable to repay it,” page 10 [now page 6]

2.     We note the payment due to GBS on April 15, 2013. Please update the disclosure in the risk factor and elsewhere in the prospectus to indicate the status of this payment.

Response: The due date for this payment and for the payment due on April 15, 2014, were extended such that these payments are respectively due on October 15, 2013, and October 15, 2014. We filed the letter agreement relating to this extension as Exhibit 10.8 to Amendment No. 1 to the Registration Statement, but the language describing this letter agreement was inadvertently dropped from the amendment. It now appears in the discussion of the Chacabuco Project on page 26, with a reference thereto in this risk factor.

3.     Please revise the heading to indicate, if true, that the company has defaulted on its obligation and the possible effect on the company and its stockholders if the debt is not paid. If the assets held by the two subsidiaries constitute substantially all of the company’s assets and business operations, the heading and discussion should clarify this fact.

Response: Since the Company has not defaulted on this obligation, no revision relating thereto has been made. We have revised the caption and text of this risk factor to indicate that the two subsidiaries hold substantially all of the Company’s assets.

4.     In view of the significance and imminence of the potential defaults, please consider reversing the location of this risk factor with risk factor number one.

Response: Although defaults are not imminent, we have moved the risk factor as suggested.

Business Projects – Argentina, page 30 [now page 26]

5.     Please revise the second paragraph on page 30 [now page 26] to clarify the second sentence and to disclose whether UPLLC has made the payment due to GBS on April 15, 2013.

Response: As indicated above, the due date for this payment has been extended and accordingly, the suggested revision is unnecessary.

The Los Naranjos 320 Project, page 30 [now page 26]

6.     Please update the discussion on page 31 [now page 27] concerning the qualification of GBS Fund to do business in Venezuela.

Response: We have complied with this comment.

Item 16. Exhibits and Financial Statement Schedules, page II-3

7.     We note your response to our prior comment 69. Please file Exhibit 21 with your next amendment.

Response: We have complied with this comment.

***********

In accordance with Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of its registration statement on Form S-1 be accelerated so as to become effective on Thursday, May 16, 2013, at 10:00 a.m., or as soon thereafter as possible.

The Registrant acknowledges the following:

  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Oscar Brito